UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

GUE Liquidation Companies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30281V108

(CUSIP Number)

Jeffrey C. Kirwood

1464 Aspen Grove Lane

Vail, CO 81657

(970) 300-4327

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30281V108

1.	Names of Reporting Persons FTD 50 LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by The Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons Jeffrey C. Kirwood

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by The Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Statement of

FTD 50 LLC

and

JEFFREY C. KIRWOOD

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

GUE Liquidation Companies, Inc.

Item 1.         Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the U.S. Securities and Exchange Commission (the “Commission”) on June 7, 2019 (the “Schedule 13D”) relating to the shares of common stock, par value $0.0001 per share (“Common Stock”), of GUE Liquidation Companies, Inc., f/k/a FTD Companies, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.         Identity and Background

No changes to Item 2 of the Schedule 13D are made by this Amendment.

Item 3.         Source and Amount of Funds or Other Consideration

No changes to Item 3 of the Schedule 13D are made by this Amendment.

Item 4.         Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 19, 2019, the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) entered an order confirming the First Amended Joint Plan of Liquidation for the Issuer and substantially all of its domestic subsidiaries, as filed with the Bankruptcy Court on December 13, 2019 and as thereafter modified (the “Plan”). The Plan is Exhibit B to the Schedule 13D and any description thereof is qualified in its entirety by reference thereto.

The Plan became effective on December 30, 2019. As a result of the Plan being effective, all of the Issuer’s equity interests, consisting of authorized and outstanding shares of Common Stock, were cancelled without consideration and have no value, including all shares of Common Stock previously held by the Reporting Persons.

On January 2, 2020, the Issuer filed with the Commission a Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 on Form 15 with respect to the Common Stock.

Item 5.         Interest in Securities of the Issuer

(a)                                 The Reporting Persons are the beneficial owners of, in the aggregate, 0 shares of Common Stock, which shares constitute 0% of the outstanding shares of Common Stock of the Issuer.

(b)                                 FTD 50 AND MR. KIRWOOD

1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)                                  Other than as disclosed in this Statement, no transactions were effected by the Reporting Persons with respect to the Common Stock during the 60 days preceding the date hereof.

(d)                                 Not applicable.

(e)                                  The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on December 30, 2019, upon the cancellation of all of the Issuer’s equity interests as a result of the Plan being effective. Therefore, this Amendment constitutes the final amendment to the Schedule 13D.

Item 6.         Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

No changes to Item 6 of the Schedule 13D are made by this Amendment.

Item 7.         Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

7(b)                          First Amended Join Plan of Liquidation for GUE Liquidation Companies, Inc. and its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 20, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2020	FTD 50 LLC

	By:	/s/ Jeffrey C. Kirwood
Name: Jeffrey C. Kirwood
Title: Manager

JEFFREY C. KIRWOOD

	By:	/s/ Jeffrey C. Kirwood

INDEX TO EXHIBITS

7(b)

First Amended Join Plan of Liquidation for GUE Liquidation Companies, Inc. and its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on December 20, 2019).